Exhibit 99.1

Eco Wave Power Advances 1 MW Portugal Project as APDL Officially
Commences Barra do Douro Breakwater Rehabilitation Works

Eco Wave Power CEO Inna Braverman to Meet with APDL and Key Portuguese Subcontractors in August to Coordinate Breakwater Completion Timeline, Installation Readiness and Grid-Connection Extension for the First 1 MW Phase

Porto, Portugal – August 13, 2026 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, today announced continued progress on its first megawatt-scale wave energy project in Porto, Portugal, following the official commencement by APDL – Administração dos Portos do Douro, Leixões e Viana do Castelo – of rehabilitation works at the Barra do Douro breakwater.

The rehabilitation works follow storm-related damage to the breakwater and are being carried out by APDL as part of its responsibility for the maintenance and reinforcement of the port infrastructure.

The commencement of the works represents an important development for Eco Wave Power’s planned 1 MW wave energy installation.

Eco Wave Power has received updates from APDL confirming that the rehabilitation works are underway and progressing at the project site, including works affecting the coastal infrastructure designated for the installation of Eco Wave Power’s wave energy technology.

As the rehabilitation progresses, Eco Wave Power Founder and Chief Executive Officer Inna Braverman will travel to Porto in mid-August 2026 for an official meeting with APDL.

The meeting is expected to focus on establishing the anticipated completion timeline for the breakwater rehabilitation works and coordinating the point at which Eco Wave Power will be able to access the relevant infrastructure and proceed with the installation phase of its 1 MW wave energy project.

In addition, APDL has agreed to provide Eco Wave Power with a formal letter of support in connection with the Company’s request to the relevant Portuguese authorities for an extension of the grid-connection deadline applicable to the first 1 MW phase of the project. The requested extension is intended to align the project’s regulatory timetable with the completion of APDL’s infrastructure rehabilitation works and the subsequent installation of Eco Wave Power’s equipment.

During her visit to Portugal, Braverman is also expected to hold meetings with a number of Portuguese subcontractors anticipated to play significant roles in the execution of the project.

The planned meetings will cover key execution areas including civil engineering, steel works and fabrication, hydraulic systems, electrical works and grid connection, as well as additional local engineering and construction activities required for the implementation of the 1 MW installation.

The engagement of local Portuguese contractors forms part of Eco Wave Power’s strategy to establish a strong local execution infrastructure for the project while utilizing the Company’s proprietary wave energy technology, engineering expertise and system design.

“Seeing the rehabilitation works officially commence at the Barra do Douro breakwater is an important step forward for our project in Portugal,” said Inna Braverman, Founder and CEO of Eco Wave Power.

“Our first 1 MW installation in Porto represents a major milestone for Eco Wave Power as we advance from pilot-scale projects toward megawatt-scale deployment. APDL’s commencement of the rehabilitation works brings us closer to the point at which our installation activities can begin.”

“I look forward to meeting with APDL in Porto to establish greater visibility regarding the completion of the works and coordinate the timeline for Eco Wave Power’s entry to the site. We also greatly appreciate APDL’s agreement to support our request for an extension of the grid-connection timeline, recognizing that the timing of our installation is dependent on the completion of the breakwater works.”

“At the same time, we are moving forward with the local execution ecosystem required for the project. During my visit, I expect to meet with Portuguese subcontractors across civil engineering, steel works, hydraulics, electrical infrastructure and grid connection. These are important steps as we prepare for the execution phase of our first megawatt-scale installation.”

Portugal represents one of Eco Wave Power’s key European markets. The Company’s agreement with APDL provides for the potential development of up to 20 MW of wave energy capacity, with the planned 1 MW installation serving as the first phase.

Eco Wave Power’s technology is designed to be installed on existing man-made coastal infrastructure, such as breakwaters, jetties and piers. The Company believes this approach can simplify installation and maintenance while avoiding the need for offshore seabed deployment.

The Porto project is expected to provide Eco Wave Power with important execution and operational experience at megawatt scale and support the Company’s broader strategy of developing commercial-scale wave energy projects in Portugal and other international markets.

The Company expects to provide further updates following the August meetings with APDL and the Portuguese project execution partners.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise, driven in part by the rapid growth of artificial intelligence, data centers, and digital infrastructure, Eco Wave Power is positioning its technology as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit:

www.ecowavepower.com

Press inquiries:

info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company (NASDAQ: WAVE) is using forward-looking statements in this press release when it discusses the anticipated completion timeline for the breakwater rehabilitation works and the subsequent installation of the Company’s wave energy equipment, the expected meetings with APDL and Portuguese subcontractors in August 2026, the potential development of up to 20 MW of wave energy capacity under the Company’s agreement with APDL, and the Company’s expectations regarding operational experience and commercial-scale deployment. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will,” or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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